EXHIBIT 99.1

TOWER SEMICONDUCTOR LTD. ANNOUNCES FIRST QUARTER 2004 RESULTS

Wednesday April 28, 8:00 am ET

REVENUES INCREASED BY 116 PERCENT YEAR OVER YEAR AND 37 PERCENT QUARTER TO
QUARTER

MIGDAL HAEMEK, Israel--(BUSINESS WIRE)--April 28, 2004--Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM) today announced results for the first quarter ended March 31, 2004.

Revenues for the first fiscal quarter were $27.2 million, an increase of 116 percent over revenues of $12.6 million in the first quarter of 2003, and an increase of 37 percent over prior-quarter revenues of $19.8 million.

Loss for the quarter was $38.5 million, or $0.61 per share. That compares with a loss of $46.0 million, or $0.91 per share, sequentially and a loss of $14.4 million, or $0.33 per share in the same quarter last year. The increase in loss, as compared with the first quarter of 2003, is primarily attributed to the commencement of Fab 2 depreciation and amortization on Q-3 2003.

The company expects the current quarter's revenues to be in the range of $33 million and $36 million.

"I am very pleased with our performance, which is in line with our plans," said Carmel Vernia, Tower's chairman and chief executive officer. "Fab 2 is demonstrating rapid revenues growth and we begin to see the results of its prior years' heavy investments. Fab 1's utilization is on the rise as well, and I'm glad to report it returned to profitability in Q-1 2004. Both fabs are winning new designs in prototyping and early-production activities for new and existing customers. Overall I am confident we have the infrastructure and organization in place to leverage the global upturn in the semiconductor industry into a successful business."

Tower will host a conference call to discuss these results on Wednesday, April 28, 2004 at 11:00 a.m. Eastern time / 18:00 Israel time. To participate, call 1-800-289-0543 (U.S. toll-free number) or 1-913-981-5526 (international) and mention ID code: TOWER. Callers in Israel are invited to call locally, at 03-925-5910. The conference call also will be Web cast live at www.companyboardroom.com and at www.towersemi.com. The call will be available on both Web sites for replay for 90 days.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When complete, Fab 2 is expected to offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2, (ii) having sufficient funds to complete the Fab 2 project, (iii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, (iv) operating our facilities at satisfactory utilization rates,
(v) our ability to capitalize on increases in demand for foundry services, (vi) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab 2 and obtaining the approval of the Israeli Investment Center to extend the five-year investment period under our Fab 2 approved enterprise program and of amendments to our modified business plan, (vii) attracting additional customers, (viii) not receiving orders from our wafer partners and technology providers, (ix) failing to maintain and develop our technology processes and services, (x) competing effectively, (xi) our large amount of debt and our satisfying the covenants set forth in our amended facility agreement, and (xii) achieving acceptable device yields, product performance and delivery times (xiii) the completion of the documentation for the Siliconix agreement. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Form 20-F and in our Form F-3, as amended, as were filed with the Securities and Exchange Commission and the Israel Securities Authority.

               TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS
     (dollars in thousands, except share data and per share data)

                                                        March 31,   December 31,
                                                        ---------   ------------
ASSETS                                                    2004          2003
                                                        ---------     ---------
  CURRENT ASSETS
   Cash and cash equivalents                            $  11,346     $  12,448
   Short-term interest-bearing deposits                     3,000            --
   Cash and short-term interest-bearing
    deposits designated for investments
    relating to Fab 2                                      78,265        44,042
   Trade accounts receivable                               15,555        11,631
   Other receivables                                       14,852        11,073
   Inventories                                             21,584        19,382
   Other current assets                                     2,342         1,729
                                                        ---------     ---------
     Total current assets                                 146,944       100,305
                                                        ---------     ---------
  LONG-TERM INVESTMENTS
   Long-term interest-bearing deposits
    designated for investments relating to Fab 2            4,734         4,848
   Other long-term investment                               6,000         6,000
                                                        ---------     ---------
                                                           10,734        10,848
                                                        ---------     ---------
  PROPERTY AND EQUIPMENT, NET                             566,821       568,412
                                                        ---------     ---------
  OTHER ASSETS, NET                                       105,397       108,770
                                                        ---------     ---------
      TOTAL ASSETS                                      $ 829,896     $ 788,335
                                                        =========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
   Trade accounts payable                               $  45,051     $  40,249
   Other current liabilities                                8,198         9,564
                                                        ---------     ---------
      Total current liabilities                            53,249        49,813
  LONG-TERM DEBT                                          431,000       431,000
  CONVERTIBLE DEBENTURES                                   24,933        25,783
  OTHER LONG-TERM LIABILITIES                               8,167         5,935
  LONG-TERM LIABILITY IN RESPECT
    OF CUSTOMERS' ADVANCES                                 45,830        46,347
                                                        ---------     ---------
      Total liabilities                                   563,179       558,878
                                                        ---------     ---------
  SHAREHOLDERS' EQUITY
   Ordinary shares                                         16,248        13,150
   Additional paid-in capital                             516,962       427,881
   Proceeds on account of share capital                        --        16,428
   Shareholder receivables and unearned
    compensation                                              (26)          (26)
   Accumulated deficit                                   (257,395)     (218,904)
                                                        ---------     ---------
                                                          275,789       238,529
   Treasury stock, at cost                                 (9,072)       (9,072)
                                                        ---------     ---------
      Total shareholders' equity                          266,717       229,457
                                                        ---------     ---------
      TOTAL LIABILITIES AND SHAREHOLDERS'
       EQUITY                                           $ 829,896     $ 788,335
                                                        =========     =========

               TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF OPERATIONS
     (dollars in thousands, except share data and per share data)

                                                           Three months ended
                                                                 March 31,
                                                         ----------------------
                                                           2004          2003
                                                         --------      --------
                                                              (unaudited)
                                                         ----------------------
SALES                                                    $ 27,247      $ 12,592

COST OF SALES                                              50,149        17,934
                                                         --------      --------

       GROSS LOSS                                         (22,902)       (5,342)
                                                         --------      --------

OPERATING COSTS AND EXPENSES

      Research and development                              3,505         3,857
      Marketing, general and administrative                 5,591         5,644
                                                         --------      --------

                                                            9,096         9,501

                                                         --------      --------

       OPERATING LOSS                                     (31,998)      (14,843)

FINANCING INCOME (EXPENSE), NET                            (6,531)          493

OTHER INCOME (EXPENSE), NET                                    38            --
                                                         --------      --------

       LOSS FOR THE PERIOD                               $(38,491)     $(14,350)
                                                         ========      ========

BASIC LOSS PER ORDINARY SHARE

      Loss per share  (a)                                $  (0.61)     $  (0.33)
                                                         ========      ========

(a) Basic and diluted loss per share in accordance with U.S. GAAP would be $(0.62) for the three months ended March 31, 2004 ($(0.33) for the three months ended March 31, 2003).

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     or
     Corporate Contact
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     Michael Axelrod, +1 408-330-6871
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